Exhibit 10.1

3515 Lyman Blvd
Chaska, MN 55318

Date: March 20, 2024

Paul Josephs
17 Grogan Mill
San Antonio, TX 78248

Dear Paul,
Congratulations! We are very pleased to offer you the position of President and Chief Executive Officer of Lifecore Biomedical, Inc. (“Lifecore” or “Company”). You will report to Lifecore’s board of directors. Your first day of employment will be May 20, 2024 (“Effective Date”) and your employment will be subject to the terms and conditions set forth in this offer letter, as well as the policies of the Company, as may be amended from time to time. You also will be elected to the Lifecore board of directors with service to start on the later of the Effective Date or the date of Lifecore’s Annual Meeting of Stockholders to be held in 2024.
Your employment with Lifecore will be “full-time.” You are expected to devote substantially all of your business time, energy, skills and best efforts to the performance of your duties. You will not engage in any other business activities except that, beginning one year after the Effective Date, you may serve on the board of directors of one for profit company that does not compete with Lifecore provided that such activities do not interfere with the performance of your duties. Prior to joining a board of directors, you must disclose of the details and obtain the prior written consent of the Lifecore board of directors.
Unless you determine that business travel for the Company demands otherwise, it is agreed that generally you will work from the Company’s headquarters in Chaska, Minnesota.
This letter highlights the basic components of your compensation and benefits. It is not intended to be a comprehensive description of all benefits available to you or to provide the details of the plans that govern the administration of compensation, and benefits, as our offerings change periodically. Your compensation and benefits will be established by the Lifecore compensation committee and board of directors and are typically reviewed and may be adjusted annually.
Beginning on the Effective Date, your compensation as President and Chief Executive Officer will be comprised of the following:
Base Salary: Your initial base salary will be $550,000 annualized, less applicable deductions and withholdings, paid bi-weekly in accordance with Lifecore’s normal payroll practices. The statement of annualized salary does not imply a guarantee of employment or salary for any specific length of time. Your compensation will be established by the Lifecore compensation committee and board of directors and are typically reviewed and may be adjusted annually.
New Hire Bonus: Lifecore will pay you a cash lump sum payment of $125,000, less applicable withholding, with the first paycheck following the Effective Date. If your employment terminates within one year after the Effective Date (other than (a) a “Qualifying Termination” as defined in the Company’s Executive Change in Control Severance Plan (as amended and as may be amended from time to time, the “CIC Severance Plan”) or (b) by the Company without “Cause” as defined in the CIC Severance Plan), you agree to repay the entire gross amount of this bonus to the Company within 30 days following your termination date. In the event of a repayment, the Company will make appropriate adjustments to your tax withholdings, reflecting the fact of said repayment.
Annual Cash Incentive: Beginning with Lifecore’s fiscal year 2025, you will be eligible to participate in Lifecore’s annual incentive plan (“AIP”), which is a cash incentive program based upon Lifecore’s achievement of specific annual performance goals as determined by the Lifecore compensation committee, and will be eligible to participate in any successor or similar plan maintained by Lifecore for the benefit of executive officers, subject to the terms and conditions of such plans and at the discretion of and subject to approval by the compensation committee and/or board of directors. For the 2025 AIP, you will be eligible for a bonus of 100% of your base salary at the target level of achievement. The Lifecore compensation committee and/or board of directors will determine Lifecore’s achievement against the performance goals of the 2025 AIP following the completion of the 2025 fiscal year. You must be employed as of the end of the fiscal year and as of the payment date to be eligible to receive a bonus under the 2025 AIP. Additionally, all incentive compensation is subject to “clawback” as provided in the Company’s Compensation Recoupment Policy. On or before the Effective Date, you will be required to execute and deliver an acknowledgment that you are bound by and subject to the Compensation Recoupment Policy.
Equity-Based Awards: As a material inducement to you accepting employment with Lifecore, you will be granted the following equity-based awards effective as of the Effective Date, with all awards granted under a board-approved Equity Inducement Plan and subject to award agreements that will be provided to you following the Effective Date:
•a restricted stock unit (RSU) award for 525,000 shares of Lifecore common stock, which will vest and be settled as to 25,000 shares of the RSU on the Effective Date and as to 100,000 shares of the RSU on each of the first five anniversaries of the Effective Date; and
•a performance stock unit (PSU) award for up to 1,500,000 shares, divided into ten 150,000 PSU tranches. If a tranche of the PSU award vests during the five-year performance period following the Effective Date, Lifecore will issue you unrestricted shares of Lifecore common stock on the vesting date in settlement of 50% of the vested portion of that tranche of the PSU award and will issue you unrestricted shares of Lifecore common stock on the one year anniversary of the vesting date in settlement of the other 50% of the vested portion of that tranche of the PSU award.
One tranche of 150,000 shares of the PSU award will vest if Lifecore’s closing stock price exceeds one of ten closing price thresholds for at least 20 consecutive trading days within the five year performance period. The ten closing price thresholds will be set on the Effective Date and will be ten consecutive closing price thresholds from the table below beginning with a closing price threshold that is closest to, but exceeds, the volume weighted average price of Lifecore’s common stock for the 10 trading days prior to the Effective Date. By way of example, if the volume weighted average price of Lifecore’s common stock for the 10 trading days prior to the Effective Date was $6.35 per share, then the applicable closing price thresholds for the PSU award would be numbers 2 through 11, inclusive.

Tranche Number	Closing Price Threshold
1.	$5.00
2.	$7.50
3.	$10.00
4.	$12.50
5.	$15.00
6.	$17.50
7.	$20.00
8.	$22.50
9.	$25.00
10.	$30.00
11.	$35.00
12.	$40.00
If, as of the last day of the five year performance period, there are any PSUs that have not vested, such unvested PSUs will be forfeited to the Company. If your employment with the Company terminates during the performance period (other than a Qualifying Termination as described in the CIC Severance Plan or as described below under “CIC Severance Plan; Severance”), all vested and unvested PSUs will be forfeited to the Company as of the date of such termination.
For the purposes of the CIC Severance Plan, the “target” level of performance for the PSUs will be based on the value of the per share consideration received by holders of Lifecore common stock in the Change in Control. To the extent that the per share consideration for Lifecore’s common stock in such Change in Control transaction is between the prices in two of the tranches above, the PSU vesting will be prorated based on straight line calculation.
Given these equity awards, you will be eligible for consideration for additional awards beginning five years after the Effective Date. All awards are at the discretion of and subject to approval by the Lifecore compensation committee and/or the board of directors.
Relocation: Your position will be based in Lifecore’s headquarters in Chaska, Minnesota. While you will not be required to maintain a residence in the same location as Lifecore’s headquarters, you will spend a majority of your working time at the Lifecore’s headquarters.
For so long as you do not live in the vicinity of the Lifecore’s headquarters, Lifecore will reimburse you for reasonable out of pocket expenses, up to a maximum amount to be set by the compensation committee annually, associated with (1) monthly rent of an apartment, hotel accommodations or other similar temporary housing (including utilities); (2) rental car or a car allowance for travel in the Twin Cities; and (3) airfare for four trips per month from your current residence to the Twin Cities. Reimbursement is not provided for personal meal or entertainment expenses during your in-office time, unless those expenses are for business purposes. Initially, the maximum amount of reimbursement of these expenses will be $5,000 per month.
CIC Severance Plan; Severance: While we hope that you will have a long, successful and rewarding career with Lifecore, this offer is for “at will” employment, meaning that either you or Lifecore may terminate your employment at any time and for any reason, subject to the provisions of this section. As used in this section, the terms “Cause,” “Qualifying Termination,” and “Severance Benefits” have the meanings ascribed to them in the CIC Severance Plan.
•You will become a participant in the CIC Severance Plan upon execution, on or before the Effective Date, of a Participation Notice as provided in the CIC Severance Plan. The Participation Notice will provide that your benefits under the CIC Severance Plan will be at the “Tier 1” level as described on Exhibit A to the CIC Severance Plan. A copy of the CIC Severance Plan is enclosed.
•If your employment is terminated by Lifecore without Cause (other than a Qualifying Termination), you will be entitled to the same Severance Benefits under the CIC Severance Plan as if you had experienced a Qualifying Termination; provided that (a) the vesting of the PSUs will not be accelerated and (b) you must satisfy the conditions required by the CIC Severance Plan to receive Severance Benefits (including that you execute a general release of claims as provided in the CIC Severance Plan and you do not revoke or rescind such release). In no event will you receive or be entitled to any duplication in the amount of or types of payments or benefits to you in the event of termination of employment.
Indemnification: You will be indemnified during your employment and after the end of your employment in accordance with the provisions of Lifecore’s Certificate of Incorporation and Bylaws and the Delaware General Corporation Law and the Company’s standard form of indemnification agreement.
Paid Time Off: You will accrue and be entitled to take paid vacation pursuant to the Company’s existing policies and applicable law regarding paid vacations. You will be entitled to five weeks of paid vacation per year, pro-rated for 2024.

Benefits: Subject to eligibility, you will be entitled to participate in all of Lifecore’s benefit plans for similarly situated employees. Unless otherwise specified in this letter, your eligibility for any benefits will be in accordance with Lifecore’s then-current plans, policies, and programs for similarly situated employees. In addition, during your employment, Lifecore will pay, or at its election, reimburse you, for an annual physical exam and monthly concierge health services at Health By Design in San Antonio or other such facility selected by you and approved by the Lifecore compensation committee with such costs not to exceed $5,000 annually.
Other Terms and Conditions:
As a condition of your employment as President and Chief Executive Officer, you are required to sign a non-solicitation, confidentiality and inventions agreement, which is enclosed with this letter. Additionally, this offer of employment is contingent upon you providing proof of your eligibility to work in the United States upon your start of employment in accordance with federal law and successful completion of a background check.
By signing below, you confirm that you do not have any type of written or oral non-competition agreement or any other agreement that would prevent you from accepting this offer of employment or performing services for Lifecore. You agree that during your employment with Lifecore you will not use and/or disclose confidential information obtained from previous employers or any other third party to whom you owe a duty of confidentiality, unless the information is publicly known or your previous employer(s) or the third party has represented to you that you are entitled to use and/or disclose the information. If you have any type of written or oral non-competition agreement or any other agreement that is currently in force and effect, you have provided a copy for Lifecore to review. This offer of employment is contingent upon Lifecore’s determination that such other agreement(s) do not limit or prevent you from accepting this offer or from performing the services required by your position as President and CEO of Lifecore.
This offer letter supersedes any prior representations or agreements, whether written or oral, with respect to our offer of employment to you. This letter may not be modified or amended except by a written agreement, signed by Lifecore and you.
This letter will be governed by, and construed in accordance with, the substantive laws of the State of Minnesota without regard to its conflict of law principles, unless a superseding Federal law is applicable. You agree that the state and federal courts located in the State of Minnesota, without regard to or application of conflict of laws principles, will have jurisdiction in any action, suit or proceeding based on or arising out of this letter, the documents referenced herein and your employment relationship with Lifecore. You hereby: (a) submit to the personal jurisdiction of such courts; (b) consent to service of process in connection with any action, suit or proceeding against you; and (c) waive any other requirement (whether imposed by statute, rule of court or otherwise) with respect to personal jurisdiction, venue or service of process.
On behalf of the Lifecore board of directors, we are excited for your leadership and look forward to your contributions to Lifecore’s future success.

Please indicate your acceptance of this offer by countersigning and returning this letter to me. We will hold this offer open until 5:00 p.m. Central Time on the business day following the date of this letter, at which time this offer will expire if not accepted. As always, please contact me if you have questions.

Lifecore Biomedical, Inc.
/s/ Katrina Houde-Lovas
Katrina Houde-Lovas
For the Board of Directors

ACCEPTED AND AGREED:

/s/ Paul Josephs___________
Paul Josephs
Dated: March 20, 2024